Exhibit 99.77(i)

ITEM 77I – Terms of New or Amended Securities

Effective May 1, 2016, Voya Investors Trust registered Class R6 Shares on behalf of Voya Multi-Manager Large Cap Core Portfolio, VY® BlackRock Inflation Protected Bond Portfolio, VY® Invesco Growth and Income Portfolio, VY® JPMorgan Emerging Markets Equity Portfolio, VY® JPMorgan Small Cap Core Equity Portfolio, VY® Morgan Stanley Global Franchise Portfolio, VY® T. Rowe Price Capital Appreciation Portfolio, VY® T. Rowe Price Equity Income Portfolio, VY® T. Rowe Price International Stock Portfolio and VY® Templeton Global Growth Portfolio. In addition, at its March 18, 2016 meeting, the Board of Trustees approved the agreements and other routine matters with respect to the establishment of the Portfolios’ Class R6 shares.